Contacts:
Charles A. Bowman
SPX Director of Corporate Finance
(616) 724-5194

George Sard/Anna Cordasco/Paul Caminiti
Sard Verbinnen & Co.
(212) 687-8080

                  SPX WITHDRAWS EXCHANGE OFFER FOR ECHLIN
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     MUSKEGON, MICHIGAN, MAY 6, 1998 -- SPX Corporation (NYSE: SPW) today announced that it is withdrawing its exchange offer to acquire Echlin Inc. (NYSE:ECH) because it is not in the best interests of SPX shareholders to compete with the terms of Dana Corporation's (NYSE: DCN) merger agreement with Echlin.

     "A value-creating acquisition requires pricing discipline. While we are disappointed that Echlin has chosen an alternative transaction, Dana is an excellent company and we wish Dana and Echlin well," said John B. Blystone, Chairman, President and CEO of SPX. "SPX's businesses are thriving and we are confident in our ability to continue the dramatic turnaround at SPX. The appreciation of our Echlin shares will more than cover the costs of our offer. Going forward, we will continue to improve SPX's businesses and will pursue other growth opportunities to create wealth for SPX shareholders."

     SPX Corporation is a global provider of Vehicle Service Solutions to franchised dealers and independent service locations, Service Support to Vehicle Manufacturers, and Vehicle Components to the worldwide motor vehicle industry. SPX's Internet address is www.spx.com.

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